Filed by: Texas Capital Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Texas Capital Bancshares, Inc. (Commission File No.: 001-34657)
Date: December 9, 2019

TEXAS CAPITAL/INDEPENDENT FINANCIAL COMBINATION
Moderator: Keith Cargill & David Brooks
December 9, 2019
8:00 a.m. ET

Operator:
Ladies and gentlemen, thank you for standing by. Welcome to today’s conference call to discuss the Texas Capital Bancshares and Independent Bank Group Merger of Equals. At this time, all participants have been placed in a listen-only mode. The call will be open for your questions following the presentation.

As a reminder, this conference call is being recorded and the press release and slide presentation regarding today’s announcement are available on the investor relations section of each companies’ website. The archived replay can be accessed on both companies’ website following the call. If you require assistance during today’s call, please press “star” then “0” and an operator will assist you offline.

I would now like to turn the call over to Paul Langdale, Vice President of Investor Relations of Independent Bank. Please go ahead.

Paul Langdale:	Good morning, everyone. And thank you for joining us today. I’m Paul Langdale, Vice President and Investor Relations Officer for Independent Bank Group.

Before we begin, please be aware that this call will include forward-looking statements based on our current expectations of future results or events. Forward-looking statements are subject to both known and unknown risks and uncertainties that could cause actual results to differ materially from these statements.

Our forward-looking statements are as of this date of this call and we do not assume any obligation to update or revise them. Statements made on this call should be considered together with the cautionary statements and other information contained in today’s press release and our most recent and subsequent filings with the SEC. An investor presentation to accompany today’s call can be found along with the press release in the investor relation section of our respective websites.

With me on the call this morning is Keith Cargill, President and CEO of Texas Capital Bancshares; David Brooks, Chairman, CEO, and President of Independent Bank Group; Julie Anderson, CFO of Texas Capital Bancshares; and Michelle Hickox, Executive Vice President and CFO of Independent Bank Group. At the conclusion of our prepared remarks, we will open the call to questions. I will now turn the call over to Keith Cargill.

Keith Cargill:
Thank you, Paul, and good morning, everyone. I am pleased to be here this morning with David Brooks to announce this merger of equals between our two great companies. We have complimentary lines of business and deep benches of talent that will enable us to create the premiere Texas-based super regional bank with the enhanced scale and resources to serve clients through Texas, Colorado, and our national clients coast-to-coast. This transaction is a win for our shareholders, our clients, our communities, and our colleagues. David?

David Brooks:
Thanks, and good morning, everyone. I’m excited also to be here with Keith in talking about really a transformational opportunity we have to create a $48 billion Texas-based franchise. We’ll be the largest company in Texas by Texas deposits. There’s real strength through this we’ll talk about in detail later, but the complimentary business lines for each client base will be added. It diversifies our client and business line concentration risk, and the enhanced scale then will continue to allow us to invest in technology and better manage our risk going forward.

I think if you see on the left-hand side of Slide 5, that the shareholder value creation is significant with this, but just know as we talk through this that this is a result of a shared vision we have around our communities, around our people, around our clients, and the opportunity to serve them well, and we believe this company together allows us to do that. Keith?

Keith Cargill:	On Slide 6, let’s just walk through a couple of these structural components. This is structured as an all-stock transaction and is unanimously approved by the board of directors of both companies.

TCBI shareholders will own 55 percent and IBTX shareholders will own 45 percent of the combined company. TCBI shareholders will receive 1.0311 [corrected] shares of IBTX for each TCBI share they own, and the combined company expects to offer an annual dividend on its common stock at $1 per share.

Importantly, the structure of the transaction both mechanically and organizationally demonstrates the extensive collaboration we underwent to develop an outcome that would truly represent a merger of two equals. We are proud of this result, and I believe firmly that David is the absolute best leader to carry this vision forward.

David Brooks:
I’m excited to lead the company going forward as Chairman-CEO. Keith will work with me as a special advisor in the days ahead as we put together these two strong companies. We’ve also assembled a really good leadership team. Julie Anderson will join as CFO and we’ll have a combination of talented executives from both sides as you see there.

The holding company will be Independent Bank Group. We will use the brand name Texas Capital Bank in Texas and continue to operate as Independent Financial in Colorado. Obviously the deal was subject to approval - standard approval from our shareholders and regulatory bodies, and we anticipate we will close in mid 2020.

Slide 7, again, shows the power of this combination of the largest Texas-headquartered bank. We’ll be the 20th largest bank in the United States as a combined company. If you look there to the left side, performance and ability to scale and perform in the future is a big part of this. I might note that those are the 2021 numbers and we’ve only projected 75 percent of the cost saves in those numbers, so the performance is likely to have potential upside for 2022 from there.

At the end of the day, we’re committed to running a high performance company, a high performance Texas-based bank, in the future the earnings per share numbers, the (TBV) accretion on day one are outstanding, and we’re excited about that for our shareholders.

Keith Cargill:
On Slide 9, let us cover this for you on the - on the layout, but first let me just share with you since the founding of Texas Capital, I’ve always been steadfast in my commitment to our colleagues and our clients. It’s been the privilege of the last time to be part of Texas Capital and serve as its CEO alongside our exceptional people, and, while this decision was not taken lightly, it was taken knowing we’d have a partner in Independent Financial that shares our commitment to preserving both companies strong cultures of collaboration and deep client relationships.

David and his team respect people, and that’s core to how we’ve been able to successfully build our business. In MOEs, the most difficult challenge is integration and becoming one team and one culture. David and I, along with our respective boards, felt strongly about checking our egos at the door, coming together, and recognizing the deep benefits each of our companies would bring to this collective table. I’m looking forward to working with David for years to come and supporting all of our colleagues in the combined organization as we embark on this next chapter.

I think you can see by Slide 9 that we’ve put together a balanced, true MOE in the way that the leadership is structured and also the way the board is structured. And it’s really a powerhouse combination in not just financial terms - which are impressive numbers to say the least - but also in the way we’ve constructed the way the company is going to merge into one-team, one-culture and be the most effective integration is our game plan and our aspiration that’s been accomplished.

David Brooks:	I, too, am excited about the leadership team we’ve been able to bring together. You can see there the names and titles and positions of the leadership of this pro forma company. I’ve had a chance over the last few weeks to get to know the folks on the Texas Capital side, excited about working with them. We have been developing a shared and common vision for how we go forward. Integration, by the way, will be critical to this as it always is in a partnership, in a merger. And I think the group listed there on Page 9 - on Slide 9 has an understanding of the work ahead.

We’ve been planning already what this will look like. Our company has a successful track record history of mergers and acquisitions and understand what it takes to bring the cultures together. And just a reminder here that these two companies are extremely complimentary. Texas Capital brings its own unique strings including strong corporate banking practice, powerful technology, and compliance infrastructure.

On the other hand, Independent Bank Group brings an enviable branch network, small business market leadership, and solid deposit funding model. Once combined, we will have a powerful platform that will continue to allow us to have a track record of growth.

We’ve done extensive due diligence on both sides of this transaction. I’m sure we’ll get questions about that as the morning goes along, but we believe that this pathway is the best pathway for each of our companies individually to join in this partnership.

And from today on, we’ll be working to help our teams, 3,200 strong across two states, and over 100 locations to understand the vision and the power of what we’re doing as they get an opportunity to share our excitement about this, and we will continue to execute on the combined plan.

Keith Cargill:
To further highlight some of the benefits to all our different constituents, you might flip to Slide 10. We are committed to preserving the collaboration and entrepreneurial spirit that are at the heart of each of our companies. In fact, this new size and scale will provide the combined company with even greater potential. They’ll facilitate the dreams and goals of entrepreneurs by delivering personalized financial services.

This size will help us in many ways, but in no way do we intend for size to change our ability to be agile and really connected to each other internally and externally to our clients. It’s a special relationship we’ve each developed with entrepreneurs and all of our clients that are loyal to our companies, and we intend to take that connection to a different level and even offer considerably better service, even more première service than ever we’ve been able to do before.

This change in identity to being a larger company also includes our commitment to maintaining the important community relationships that we’ve built over decades, each of our companies and our people along with our investments to local programs and communities. We neither one have been companies that would just write a check and get a photo. We’ve always believed that partnership means something internally with clients and it also means something in community engagement.

Importantly, both of our companies have long focused on recruiting and fostering top-tier talent within our organizations. Not only do we expect this to continue, but we believe the company we’re creating will be one of the most powerful companies to attract talent in America.

David Brooks:
I agree with everything Keith said, and really on Slide 10 you see the beginnings of the discussion. A lot of people will ask us in the days ahead how did this come together, how were you guys thinking about, the numbers look really terrific.

You should know that these issues, how it affects our clients, our communities, and our employees were the core of the first number of discussions as Keith and I got together to think and dream about the possibilities here long before any financial models were put together to look at the possible economics of it.

We really had to confirm that our cores, our core beliefs in respecting and how treat our employees and customers and ultimately how that drives shareholder value, but shareholder value is being driven as a result of doing these things right in our view.

On Slide 11, you’ll see that the deposit market share is a big part of this because we believe in scale, but I’ve been telling people as other mergers of equals have been announced this year, people have asked I know Keith and I both what are your plans, what are you thinking about, and how do you think about scale.

And the answer to that is I believe deeply in scale and as does our board, but the right kind of scale and the right markets, and that’s what we’re creating here. If you look, we will pro forma be the largest Texas banking company with approximately $32 billion of Texas deposits and then we have another several billion dollars in Colorado as you know.

Most importantly, again, scale and quality markets if you look to the right side of that slide, you’ll see that pro forma we are in five of the best markets in the country, five of the 10 top markets in the country, and four of the top six fastest growing markets in the country. So putting together a super regional platform in these markets was essential to how we thought about the deal.

Keith Cargill:
We’ve always been about delivering the most premiere and differentiated service to our clients possible, and this will help us take it to the next level. Not only with the additional brand power that we’ll have by having Texas Capital Bank throughout Texas with a much stronger network of branches and physical presence, but also with the combined power of, as David’s mentioned, leveraging all these talented people to do even more.

We have talent that could be running or leading $100 billion, $200 billion company in many cases, and now it's time for us to be able to really all step up and do even more than we have before.

David Brooks:
Slide 12 has more details on the markets we're in. If you go to slide 13, you'll notice that we're looking at our deposit bases here and from a high level we're going to get the best of both worlds. A highly optimized, suburban growth market and branch network, along with Texas Capitals branch light, more urban central business district located footprint. And between those two we're going to be able to optimize our growth here in the days ahead.

Keith Cargill:	On slide 13, we give you a presentation on what a positive outcome we had by combining our two companies from a core deposit franchise standpoint. It's a bit of the best of both worlds.

In David's case, they've driven a somewhat more diversified deposit base slightly lower costs, and we've been very much innovators of how to drive deposits through strategic initiatives that are in some case just beginning to gain traction and blossom.

We think they'll be a great deal of momentum as we continue to roll out our national strategic initiatives on deposits. And, also, we have developed quite a strong deposit base with a branch light model that will only get better. Now it will have a stronger physical presence and stronger brand.

David Brooks:	Slide 14?

Keith Cargill:
That sounds good. At Texas Capital we've spent - on slide 14, we've spent 20 years building out key lines of business to serve middle market clients as well as the mortgage industry. This merger allows us to accentuate our presence in several of those areas, including wealth management.

We're particularly excited about the Denver market, as we believe our corporate banking capabilities will be very well received there too.

David Brooks:
We think, on slide 15, you can see what this does in terms of diversifying our loan and lease portfolio. We've got a synergistic, comprehensive coverage retail, small business, middle market and large corporations as you look across the combined capabilities. High asset quality has always been tradition and continues to be as we focus on the future.

This does have some benefits, as we talked about, of right-sizing concentrations in mortgage finance, on the Texas Capital side and commercial real estate on the independent side, and also neutralizes or stabilizes our asset sensitivity on a combined basis.

We took a look at both sides, and so I know in anticipation of possible questions later, we did deep diligence. We hired KPMG as our partner to look at both sides as we did diligence on each other. They dug deep into the portfolios of both companies and made their recommendations to the board, and we are going to implement those recommendations, in terms of marks and reserves, and we feel really good about the credit risk of the combined company and we'll be happy to give more details on that later.

Keith Cargill:
Each of our key credit teams really dug in with the independent KPMG, the two separate independent KPMG teams, as David suggested. So, we have a much deeper understanding than I think in many cases would come out of a due diligence.

David Brooks:
Agreed. Slide 15, just shows this announcement compared to some of the recent MOE deals that have been announced. The full-year of earning accretions of 26 percent and 14 percent respectively, along with the immediate accretion of 27 percent of tangible book value, and we've assumed, approximately, we'll talk about that here on the next slide, over on page 17, but the cost saved and we've estimated we think are very much in line, at $100 million of pre-tax cost saves. This is really one of the good parts of the story.

Texas Capital, as you will know, has been a larger company for longer than an Independent has, and Texas Capital, for the last five or six years, as they went through 10 billion and have grown to 33 to 35 billion, have invested a lot of money in infrastructure and technology, building out risk - enterprise risk management and internal audit and BSA and AML and all they systems and technology related to that, in addition to the national business lines, the verticals they've built for loans and deposits over the years. We are facing that ahead of us here as we've come - grown rapidly.

And so, this combinations perfect timing, as Texas Capital has made these investments and built a world-class infrastructure, there's really construed and built for a $50 to $100 billion company and this - we add this scale to take advantage and optimize that, and you'll see that here in the cost saves as we go forward.

Keith Cargill:	Slide 17.

David Brooks:	Slide 17. Yeah, that was - we were just talking about that, and those cost saves. We do create a lot of shareholder value, is the point that I missed. Thank you, Keith.

Keith Cargill:	David says, good focus, Keith.

David Brooks:	No. No. No, not at all.

Keith Cargill:
That's coming from Shannon Wherry over here. I know that look. OK. Let me cover with you slide 18. I can't reiterate enough how our complimentary two cultures are going to be an even better one team, one culture.

Employee spirit can enhance the legacy of these two proud companies, is core to how we're going to make this truly not just a significant company in size, but the most powerful company as a regional champion.

Together we have the opportunity to further expand our services to better serve our clients. We've each been about this, but putting our complimentary capabilities together enables us to really offer significantly more to our clients and reenergize each of our franchises.

We all continue to focus on long-term relationships, and are driven with the need to innovate and improve. And that's always been at the heart of who we are. We're each strong, organic innovators, David brings, he and his team, an M&A capability that has proven to be so effective, not just on finding great companies to combine with over the years, but importantly integrating those companies in a way where he's had great success retaining the talent, retaining the good clients and this is something that we've needed and just not had over the years at Texas Capital.

We've been a really fine organic growth company, but I think what David and his team have been able to accomplish after these acquisitions is really impressive, in that they've organically grown the businesses after acquisition too. So, this is something we each have in common, to innovate, create and really grow organically through client retention, and importantly, client referrals, to bring us our new clients.

Again, we wouldn't let egos interfere and - with the greater opportunity before us. One team and one culture from the first day of closing is how David and I believe this is going to be a most successful integration.

David is absolutely the right leader to take us to the next phase. I'm looking forward to being his biggest supporter and his advisor.

David Brooks:
Thank you Keith. As we wrap up, I think you can sense the enthusiasm that Keith and I have, and I can assure our senior team share that enthusiasm. At the same time we also realize that this is the start line, not the finish line. This is the beginning of a great partnership and a great journey. There's going to be a lot of heavy lifting to do here. Both sides, I believe, are committed to that as we integrate these two companies.

As I've long told our teams as we've found partners and made acquisitions over the years, that your ability to do the next one is contingent on being successful with this one. So, we have to do a great job of putting this company together, we've committed to that, but as we get out two or three years, as Keith said, and we've integrated and achieved the financial results that we expect to achieve, then we'll have this terrific platform with which to build and continue to build on this company.

And the key to that is the talent we've got. We've got tremendous talent on both sides of the organization and we will bring together, and my job as Chairman and CEO, which I'm committed to, will to bring these boards together into a team of one, to bring these 3,200 employees across the two states into one new company.

One of the things Keith and I talked about was the great culture and historical culture at Texas Capital and the great historical culture at Independent. Two different business models that now come together in a complimentary way, but it won't be the Texas Capital culture of the Independent culture, it's going to be the new culture that we create around this opportunity.

And I'm committed to that, I'm going to lead that forward with Keith's assistance and I'm grateful to Keith, and just excited about the enormous potential of these two companies coming together and honored to lead forward. So, with that, Operator, we'll be happy to take some questions.

Operator:
Thank you. The floor is now open for questions. At this time, if you have a question, please press "star," "1" on your touchtone phone. If at any point your question has been answered, you may remove yourself from the queue by pressing the "pound" key. In the interest of time, we do ask that you limit yourself to one initial and one follow-up question.

Our first question comes from the line of Brady Gailey of KBW.

Brady Gailey:	Hey, good morning, guys.

Keith Cargill:	Hello, Brady.

David Brooks:	Good morning, Brady.

Brady Gailey:
Why don't we just start with the credit due diligence. I know TCBI had seen a little bit of noise in their levered lending book, in restaurant franchise finance and healthcare, and then in energy. So, ready to talk about the credit due diligence that was done specific to those portfolios. And then, it was interesting to see IBPX be the legal acquirer, but TCBI as the accounting acquirer. So, can we just talk through kind of how that decision was made?

David Brooks:	Yes, I'll take the first stab at that, Keith, if that's OK?

Keith Cargill:	Sure.

David Brooks:
Our longtime chief risk officer, chief credit officer, headed up our team on the diligence on the credit and asset quality side, Brady, and he worked with the dedicated team at KPMG who worked with us to look at and do the diligence on the Texas Capital Portfolio.

Obviously, given where the risk has been and is, we took a deep dive into the energy book and deep dive - a deeper dive into the leverage lending book and to see how that - those books were performing. Across the board, I believe, they looked at some 20 to 25 percent of all the credits at the bank.

Certainly, all of the - any loans that had any concern, watch or classified loans were looked at. Any loans that had specific reserves against them were looked at deeply. But inside that leverage lending book, they drilled down to about 45 percent penetration in that book, and we feel very comfortable with the work they've done, the ability to mark those loans, and the ability as they've done to properly reserve.

They've been bringing that exposure down, I'll let Keith speak to that in a moment, but at the end of the day, as we look at CECIL coming here next month, and I think either sides prepared to discuss CECIL results today, but I believe as we've looked at it in the context of what we expect from CECIL here at the first of the year and then looked at where any potential weakness was and making sure that we put plenty of reserve and plenty of margin against those, we feel very comfortable with where we are.

Regarding the legal and accounting acquirer, the legal acquirer really is driven more by relative stock values and stock prices, where they are at any given point in time. And as we've watched that over the last few weeks, it was apparent that it would be better for Independent Bank Group to be the legal acquirer.

The accounting acquirer is a different question and more nuanced around the kind of general rule of thumb, Brady, is that the company that's going to end up with the most stock post the merger, which in this case is Texas Capital shareholders, owing about 55 percent of the company.

They, then - the bias was toward them from the accounting firms to be the accounting acquirer and then that's not something you can just choose. It's the accountants decide who the accounting acquirer's going to be, and in this case it is Texas Capital.

Brady Gailey:	All right, (inaudible).

Keith Cargill:
On our side, we had a deep dive look because Independent, it’s had such, such low issues, credit chargeoffs and issues over the last several years. We frankly had to go do something that - with the accounting firm KPMG doing the diligence that pulled in data from peers and Texas and other sized peers to look at how we might mark the book.

And I think we’ve come up with the right answer and it’s - it wouldn’t have been the mark we ended up with, it would’ve been much more modest had we only looked at the results that Independents delivered for the last several years. But like in the stress testing drills, Brady, the regulators want you to pull in other data from peers and so on and that was part of the process for us to arrive at the mark on Independents book. So we feel very good…

Brady Gailey:
All right. All right, that’s helpful. And then my second question, on the slide deck you guys lay out the 1.3 percent ROA, the 15 percent ROTCE and the 49 percent efficiency ratio. You know that’s not assuming full cost saves. And when you look longer term as you get all the cost saves, are there financial metrics that you’re looking at that are above and beyond these laid out on slide seven?

David Brooks:
Yes, Brady. We believe when we get all this fully integrated, those are the 2021 numbers, 75 percent as I mentioned cost saves them and as we look out at ’22 and ’23, obviously, there are lots and lots of unknowns. So, these beliefs come with lots of caveats about not being able to predict the future. None of us can.

But our view is that this company will be, even in ’21, we believe a top quartile performer for our peer group of kind of $30 to $75 billion banks and then with a move toward becoming a top docile. So as we think about that, Brady, how I think about a top docile performing company would be a company with a 140 plus return on average assets, an efficiency ratio in the mid 40s and a return on tangible equity in the upper teens.

I think that would put us in the top docile of this super regional bank category that we’re going to be in. And I believe as we’ve looked at it, studied behind the curtains, all the business lines, all of the potential mechanism we have to get there, we’re confident that that’s where we’re going to end up.

Keith Cargill:
I might just add too, Brady, for us to achieve that in a purely organic growth model like we’ve had for 21 years, those numbers are going to get - I think that kind if level of performance was going to get pushed out two, three or four years beyond what David just described.

So instead about ’21, ’22, ’23 with fully integrating the cost saves and the companies being able to aspire for those kinds of metrics a purely organic growth company just can’t do it. We have to invest so heavily and we have in the past. Now it’s time to really better leverage all that investment and leapfrog into that kind of performance capability.

Brady Gailey:	Great. Well, thanks for the call and congrats on this deal, very compelling both financially and strategically.

David Brooks:	Thank you, Brady.

Operator:	Our next question comes from the line of Matt Olney of Stephens.

Matt Olney:	Hey, thanks. Good morning, guys.

Keith Cargill:	Hey, morning.

David Brooks:	Good morning, Matt.

Matt Olney:	Just want to go back and look at some of the financial projections you provided. Can you just confirm that that 27 percent accretion to tangible book favor share assumption, does that include everything from the onetime expenses to the loan mark and any kind of seasonal impacts.

David Brooks:	Julie, you want to?

Julie Anderson:
Yes. Matt, it does. That includes all of it. What we’ve assumed for the restructuring cost is for this model we’ve assumed that is taken day one. Obviously that wouldn’t work like that but for this calculation we’ve assumed that that’s taken day one.

Matt Olney:
OK, perfect. And then I guess the other question would be for David. It seems like, David, almost all your previous acquisitions were very well received by the investment community. The only outlier I can think of was the most recent deal with the guarantee bank in Colorado.

That deal hasn’t been as well received by the investment community. Are there any lessons or feedback you can take from that guarantee deal as you think about integrating this MOE with Texas Capital in the next few years.

David Brooks:
That’s a good question, Matt. I think we remain very pleased and very excited with that guarantee acquisition. As you know, spring of ’18 was a little bit of a different time. Stocks were trading at their highest values both in the acquired in this case.

Our stock was trading at 3.5 times tangible and guarantees was trading at three times tangible. So when we paid them three times tangible book value for their company, it appeared to be a big price and it was certainly a full price for the company. I think that was part of the challenge with that deal.

We feel really good about the integration, the cost saving we projected we’ve achieved and it’s just - obviously it’s a bit of a different economic environment and certainly the stocks haven’t done as well since the late spring, early summer of ’18 through today. But in terms of that deal itself, we feel good about the strategy.

Some folks commented about it being “out of state” acquisition. And so, we understand that concern as well but managing Denver and the Front Range Colorado’s been certainly easy enough. Our organic growth has, also, there in Colorado I think is indicative of the great kind of transition we’ve made. It’s been one of our best growing markets in 2019.

So, we feel good about that, Matt. And obviously this is a merger of partners and has a different feel and we think about it differently. But I still believe deeply in partnering with high quality companies and we believe we’ve got a high quality partner here.

Matt Olney:	OK. Congrats on the deal.

David Brooks:	Thanks, Matt.

Keith Cargill:	Thank you.

Operator:	Our next question comes from the line of (Abraham Tunawalla) of Bank of America.

(Abraham Tunawalla):	Good morning, guys.

Keith Cargill:	Hello, (Abraham).

(Abraham Tunawalla):
Hi, Keith. So, just a question in terms of - and apologize, I’m not that familiar with Independent. But as we think about Texas Capital as a branch like model driven off of relationship managers that you hired over the years. I think one of the things that (folks are) going to think about (is the retention) of these people, how that sort of combines with the new entity.

If you can just speak to that in terms of how you think about that - how do you handicap (any risk from attrition) and will the nature or the size of the mortgage business be any different as part of the combined entity, larger or smaller?

Keith Cargill:
Let me take the last question first, (Abraham). Just a combination of the companies gives us diversification on the mortgage finance business relative to the overall balance sheet and so on just as David mentioned on the CRE book on the Independent side.

But no, we intend to continue to exploit our market position. David likes the business and that’s a great scale business. But it’s one that we’ll continue to work to constantly improve the value proposition and realize the kind of returns that we want to realize.

But it’s just such a great safe place to invest credit at this stage in the cycle, whatever stage we might be in. It seems like this is going on forever. And that would be OK with us as bankers but we don’t necessarily expect that.

So, it’s a great vehicle for us. Now let’s back up to your question about we’ve been a branch like model, our bankers have really owned that. Our bankers are going to be thrilled to have more brand recognition, to have a network across Texas, so approximately 70 branches branded Texas Capital bank.

Some of the challenges we’ve had as we’ve grown as rapidly as we have is that as we’ve been able to take care - better care of larger midmarket corporate banking clients, we haven’t been as good at continuing to really do a great job for our small business clients.

And having this branch network is going to help us take better care of the small businesses which are still at the heart of who we were, who we are going forward as a company. It’s all about entrepreneurs. And most companies, the smaller the mid size the companies, private companies, we’ve always catered to we believe will be able to better serve than ever before with this combination.

(Abraham Tunawalla):
Got it. And just separately, I know you went through in terms of the due diligence process around credit. Any - just in terms of anything about Texas Capital issues around the leverage lending, energy book, safe to say that you are feeling - continue to feel better about the outlook for the credit profile of these books consistent with how you felt during the third quarter earnings call or has that changed?

Keith Cargill:
We’re doing what we’ve been doing as you’re well aware for the last year and a half, and that’s pushing and really being proactive. We by the end of the year should be down close to mid 20s to a little over mid 20s percent on the leverage lending book from this time a year ago. We’re going to continue to again selectively reduce the outstandings there.

It’s not because most of the loans in that portfolio aren’t good loans, we just want at this late in the cycle to have less concentration risks and also address any of those that are showing any signs of weakness. So, we’re making good progress on those as we are on the energy business. Energy is something you know we’ve done for many, many years.

I’ve been at this for almost 40 years in the energy business and then since we lost the company, we became an energy bank within a year, so that’s 20 years that we’ve had institutional experience at this. It is a tricky time. The capital markets are not as liquid as normal. And we have great people and we have great clients that we’re working through this cycle with. And we think we’re on top of it.

(Abraham Tunawalla):	Got it. Thanks for taking my questions and congratulations (inaudible).

Keith Cargill:	Thank you.

David Brooks:	Thank you, (Abraham).

Operator:	Our next question comes from the line of Michael Rose of Raymond James.

Michael Rose:	Hey. Good morning, guys. How are you?

Keith Cargill:	Good, Michael, thank you.

David Brooks:	Good morning, Michael.

Michael Rose:
Hey. So, David, I know one of the big initiatives that you’ve talked about really over the past year has been to diversify the balance sheet away from (CRE) and (CNI), this clearly does it. As we think about some of the national businesses that you know (TCBI) is in and maybe some of the businesses that you’re in through the diligence process.

So are there any businesses you’d want to kind of deemphasize from here? I know its early days but maybe you’d want to deemphasize and then maybe some others that you want to grow. I know you already touched on warehouse but I know that’s been one of your big initiatives, David.

David Brooks:
Sure. I think, Michael, as we’ve looked at it in the way I’m beginning to (coalesce) around the vision for how to put this together in the future is that as Keith mentioned as they’ve grown they’ve just done a phenomenal job of building a platform that serves middle market and large corporations really well and the families that own those corporations, their private client business is very strong.

And what is a challenge obviously in a branch like model when you’re focused on those things is that you may not have the focus you had historically on small businesses, entrepreneurs, dental practices, medical practices, those kinds of things are a little more granular in that sense.

What we’ve specialized in and what we’ve built our company on, we believe we can reinvigorate that across Texas, continue the good work in Colorado but across Texas, reinvigorate that and so there would be this platform if you will of just good communities, down the fairway community banking model, small regional, however you want to define it that really brings together the two companies at the foundation level.

And then upon that foundation, the businesses as we have a few niches and some deposit businesses, title companies and things like that will combine with the great work that Keith and his team have done with technology and building out some of these national businesses. We do like that. The great news I think here from a future performance standpoint is that a lot of the investment, you’re going to see and hear Keith and his team roll out some new strategies, new strategic initiatives here early in this coming year.

And a lot of that investment has been done and that is - as Keith said, but the difficulty of running a high performance company when you are investing in those kinds of businesses but we’re very comfortable that a lot of that - those expenditures have been put in place - we’re all collectively going to be the beneficiary of this great platform going forward. We are going to - we haven’t had a chance, Michael as you might expect these things do happen quickly as we try to get the boards up to speed and give them the information they need and do this diligence.

So we have not - I haven’t met the heads of some of these businesses lines - we haven’t spent time analyzing all of this - I do agree with what Keith said, we’ve said as we’ve kind of been growing our tiny (yield) mortgage warehouse book that we like that business, we think it’s a nice piece of diversified asset balance sheet - asset side of the balance sheet, but I do think and Keith agrees with this, the - one of the nice things about this transition is - or transaction is that on a combined basis - even these what I would call elevated levels of mortgage finance where there are now look a lot more modest on a $50 billion balance sheet than they do on a $30 to $35 billion balance sheet.

And also we think that this is a seasonal high, I’ve spoke with Vince Ackerson about this yesterday who overseas that business from Texas Capital side and will be coming over and overseeing it for us on a combined basis.

And they’re expecting a significant move down over the next 12 months just because of this refi boom, these lower rates will have worked through the system and that - as you know all the companies that are large participants in the mortgage warehouse business are saying these are you know kind of seasonal high’s that that number’s going to come back to a more modest number. And then Keith and I and Vince and their teams will sit down and think about and talk about what the right level of this is.

It is a - they are the national leader - their technology relationships are number one in that business. And so we don’t want to squander that opportunity, we also want it to be right sized for the new balance sheet, and as we grow to $60 and $70 billion in the future we will continue to do that. And it does allow us to continue to do what we do really well, make great real estate loans and so we really like the combined business, Michael.

Michael Rose:
OK, maybe one follow up for me, a lot of these MOE’s that we’ve seen - the management teams have highlighted technology as one of the drivers, can you just talk about what role that played, maybe discuss how much the onetime cost or maybe to finance investments in technology, whether it be core operating systems or the like, and if there would be any incremental cost outside of that $180 million beyond when the deal closes that would need to be invested for the much larger balance sheet, thanks.

Male:	Julie, would you like to?

Julie Anderson:
Michael that’s definitely something that was - that was very important in the decision for this transaction is that we talked about it for the last couple of years, we’ve done a lot of (out of what I would) call maybe outsized investments in technology and Keith and I have talked quite a bit about that. We feel like that’s a really positive part of this transaction is that now independent we will be able to leverage some of the things that we’ve already done.

We’ve done most of the core - the core conversions, and so we feel good - we feel really good with the technology that we have and so I think what you’ll see us working though during the transition and then as new organization is just maximizing how we use that technology.

Keith Cargill:	All right. (Congratulations Mr.) …

Male:	(Inaudible) …

Male:	(Inaudible) …

David Brooks:
How I think about it which is - what there has to be a focus, the technology investment in the platform is critical but as Julie just alluded to - it’s how does that enhance our ability to meet our customers’ needs, to go attract new customers to cut down on the friction of customer experience is critical and we believe that Texas Capital is already invested the capital necessary to build that platform and now Julie said - this platform will serve our $50 billion company and still be scalable into the future.

Michael Rose:	Great - thanks, guys.

Male:	Welcome.

Operator:	Our next question comes from the line of Brett Rabatin of Piper Jaffary.

Brett Rabatin:	Hey, good morning, everyone.

David Brooks:	Morning, Brett.

Keith Cargill:	Morning, Brett.

Brett Rabatin:
I wanted to just - first just a housekeeping issue to some degree - on slide 20 you got the earnings estimates and the (TCPR protections) based on Wall Street consensus estimates adjusted for strategic initiatives, can you just walk us through that comment and the numbers there?

Julie Anderson:
Sure, so that’s - so - we - it’s based on basically the Wall Street estimates for non interest expenses for both of us with just one additional fact and that’s some investing that we’re doing with the strategic initiatives- some of those we kind of talked about, Brett. Some we’ll talk a little bit more as we move into January and talk more about 2020. So that’s just - you know - most of its deposit related - the strategic initiatives that we’ve been talking about.

Keith Cargill:	And most of it will be front end loaded in 2020.

Brett Rabatin:
OK, so that’s obviously an increase on the expense pace and probably just kind of a function of you guys continuing to invest maybe a little more heavily in the businesses than what consensus presently has?

Julie Anderson:	Correct.

Brett Rabatin:
OK. And then obviously a very financially compelling transaction - you know I think - when I think about these two banks historically, you’ve got one bank that’s typically made some larger loans and one bank that’s typically more of community bank and kind of really (granular) commercial real estate portfolio.

David and Keith, as we think about the combined company, how do we not end up with the Texas Capital piece being the more upsized growth driver given that it takes a lot loans to drive some of the more smaller community type transactions.

I guess I’m just trying to figure out how the culture plays out from here with the two banks and their historical versus pro forma combination.

David Brooks:
Well, one of the things is we’ve gotten to where we are Brett, and thought and been thinking about and trying to be thoughtful around the future around of our company as we were planning to organically grow to 25 or 30 (BNR) on our own around the next few years.

The idea that you can continue - your point is well made - the idea that you can drive the kind of growth we’ve historically had making our sweet spot loans of $3 to $7 million to small business and real estate and to wealthy families investing in real estate that that model that got us to where we are would not be able to continue to drive rate growth and that a good 30 or 50 billion dollar regional company is going to have some other lines of business, not just small CRE that we’ve kind of driven our bank on over the years.

And again we love that portfolio, we love that business line and one of the things we like about it is we can kind of reinvigorate that. What I’m saying is the fairway piece of this - so it’s going to be the both (bread) and that’s going to be the work - right, the job is to build the culture so that - knowing on - and coming over from independent beliefs that we’re going to create a $50 billion company that looks like what Independent does today, but also understanding that these national business lines and the focus and the really successful things that Texas Capital has done will continue to be invested in and continue to grow and that on a combined basis it will be a much more balanced company.

And that’s really the strength of what Keith and I saw when we first sat down was the ability to take the really strong things they’ve done in this investment infrastructure in technology, lay over that $15 billion dollar strong community regional banking presence - we’ll grow both going forward is the answer Brett.

Brett Rabatin:	OK, great. Appreciate all the color.

David Brooks:	Thanks.

Operator:	Our next question comes from the line of Steven Alexopoulos of JPMorgan.

Steven Alexopoulos:	Good morning everybody.

Keith Cargill:	Morning, Steve.

David Brooks:	Good morning.

Steven Alexopoulos:	I wanted to start - so Keith here get me up the CEO role - what were your thoughts on going the MOE route verses selling to a larger bank outright?

Keith Cargill:
I’ve been thinking about this for many years really, and that is as a founder of the company how do we - how do I help and we as a company and board set up my team mates, my colleagues and our clients and our communities to realize all the potential that we’ve been working so hard on for the first 21 years.

I’ve feel like we’ve reached a place that’s been a really really successful 21 years. But the potential is so much greater over the next 20 years if we had the right kind of leader to take the baton and really think strategically, is a great operator, has a founder mentality - that’s hard to have unless you’ve been a founder, and of course David has been for 32 years as he’s lead this company and built this company with his team.

And then finally how do I find someone that has genuine deep respect for people. That’s kind of at the core of how we’ve been able to attract and then importantly retain - and not just retain but engage and have excitement when we all show up together each day to build our company together. And this - this kind of engagement in respect enables us, Steve, to have a different client relationship. These entrepreneurs that we cater to and (private level) clients, they don’t think of us as just a transaction bike, they think of us more as like them.

So we’re building something special that we learned from them as we collaborate with our clients, they learn some from us, and David brings that to the table. And I’d love to be David’s age, but I’m immature in some ways but just not biologically. And so I think to have someone like David where we agree so deeply on these most important values and also on the strategy of how to become a very significant most premiere bank in America below the mega banks, we want to be the best.

And be the best even with the mega banks and our target market with privately owned companies, entrepreneurs, small business owners, and private clients. And I think what I saw in David and his company and his culture and his team is finally the fit that I really wanted so that our legacy could really be realized.

Steven Alexopoulos:
I appreciate that candid response, I’ll admit the one thing I’m very surprised is that you’re not taking the chairman role given this is an MOE, you’re one of the founders of Texas Capital, what was your thought there behind becoming a strategic advisor and will you be on the board of directors?

Keith Cargill:
You know we had those discussions, David and me, and at the end of the day when we - we’ve mentioned a couple of times in our presentations we tried to leave the ego’s at the door, Steve, it’s not easy because if you’re CEOs of a company you have some ego. So we did the best we could and checked those at the door and tried to focus on with the two different business models what similarities in culture, in quality of people and engagement with communities - et cetera, how do we truly bring these together as one team, one culture?

And to have two leaders for some temporary period of time, in our case, not necessarily in every case, but in our case with somewhat different business models we thought it was going to be far best for our teams, our people, to see one key leader.

And again, I’m not going away, this is a company I’ve poured 21 years of my life into - actually 22 because we had to beg for the equity to get it founded and started. And the last thing you know I intend to do is not give my very, very best and be helpful.

As the CEO David and I both know there are times when having a sounding board, somebody you can really trust that thinks similar to you but you have a dilemma, you want to have an advisor - I think I can help and then I’ve always loved people and attracting and retaining our talent, helping develop our talent, attracting and retaining these great clients, it’s my true love.

I mean it’s one of the greatest blessings in the world, I’ve gotten to deal with these entrepreneurs - these American entrepreneurs for all these years - even before Texas Capital, and it’s a special connection I have with entrepreneurs.

So I think it’s going to be a really great outcome, most importantly for my team, my colleagues, David's team and his colleagues, and then our clients, we won't have any divided sense of loyalty.

David Brooks:
Yes, Steve, this is David. I might also just add in there that the driving force behind the structure at the leadership of the company is exactly what Keith said. As we sat down and looked at what are the risks - if we really try to take this big strategic move here, what are the risks?

The risks are - and several people have asked about it already, but about the integration, how do you put these two companies together, how do you make sure that the culture you have is a new culture, it's a high-performance culture driven around our values and around assembling these two business models?

So I think the more diverse your business models are, the more risk it becomes an us versus them. If you've got two people sitting at the head of the table, then everyone else sitting around the table is going, well, is it going to go our way or their way?

And our job here is to turn this into one high-performing company, and the conclusion Keith and I came to was it's best if there's one face, one voice, one spokesperson who leads the charge and casts the vision, and that's the way we decided to go.

Keith Cargill:	And so he was younger and more fit and smarter, so I (decided) I'd better - I'd better just respectfully concede that one.

Steven Alexopoulos:	David, maybe if I could just ask you one question.

David Brooks:	Sure.

Steven Alexopoulos:
So you mentioned earlier your goal is to be a top decile performer long-term, and as the CEO of this new company, how do you think about growth potential? Is this a mid-single digit company now that you're almost 50 billion? Can you grow double digit? How do you think about growth potential of this company? Thanks.

David Brooks:	I think we will - we're absolutely committed to growth. The DNA of both of our companies is strong, organic growth, Steve, and we will continue to be a strong grower.

I want to be - we want to be smart about that, and we want to be - we will - we will be thoughtful around it. You have to watch the economic cycles. There's a risk issue here of you don't want to be growing 15, 17 percent going into an economic downturn. So - but as we look at - we look at the platform, I do believe we will continue to be a well above peer growth company.

And look, we should be. If you look back at the slides, we're in the best markets in America. And even - I've been asked a question out on the road a few weeks ago by an investor, (Steven), and the question was, guys, what if we become like Japan and just - the whole country's not growing and we're at zero interest rates for a long period of time, and how do you think about that?

And I said well, how I think about that is I hope that's not the case. We don't believe that's going to be the case. But if it is - if it were to become the case, where would you want to be in the country? There's going to be part of this country, even in a zero-net growth that will grow.

And it will be the stronger, more attractive markets where the business environment is friendly, where the taxes conduce - tax rates are conducive, both corporate and personally, toward growth and moving people - we continue to see massive inflow of jobs and companies relocating from the West Coast and the East Coast and the Northeast and the Upper Midwest down to these markets we're in; I think you're going to continue to see that, Steve. That's going to allow us to be (kind of) a well above peer growth company.

I think in the good times - and we're going to have to be thoughtful here as we put this all together the next few months. I think I'll be able to better answer that with some more kind of specific guidance, Steve, on our first quarter earnings call or something as we kind of continue to communicate, but it's going to be a well above peer and the growth on even a $50 billion company will be very impressive.

Steven Alexopoulos:	OK, I really appreciate the color. Thank you.

Male:	Thanks.

Operator:	Our next question comes from the line of (Jennifer Dunbar) of SunTrust.

(Jennifer Dunbar):	Thank you. Good morning.

Male:	Good morning, (Jennifer).

(Jennifer Dunbar):
Can you just talk about the strategy for client and talent retention as you go forward? There's a fair amount of deals going on in the world right now, and a lot of noise and a lot of companies that are very energized that see opportunity when two companies come together. So can you just talk about your strategy for talent - specifically for talent retention over the near term? Thanks.

Keith Cargill:
Absolutely. This is Keith, and you well know, having - having followed us, (Jennifer), from the get-go when we went - first went public, this is core to how we've been able to achieve what success we've achieved is attracting great talent, retaining great talent, and having them excited about the upside and development opportunity with our company.

And I just want to say, when this company comes together, in my maybe not-so-humble, but I think realistic opinion, I don't believe there will be a stronger bank in America for talented people to want to come be part of. And I think that's only going to energize and help us with our existing talent, because they'll be able to do even more for their clients, have more opportunity to grow and develop, and help us (scale) their experience, their abilities, in even a bigger way.

Now we're not going to take that for granted. David mentioned this earlier. We never take for granted or put on cruise control that we're very good at talent attraction and retention. That would be absolutely the death knell (by - over time) if you - if you begin to think that you have this absolute competitive advantage forever.

I do believe putting these together gives us even a greater competitive advantage on talent. Perhaps there's another bank somewhere in the U.S. where - it may be in the east - on the East Coast, the West Coast, perhaps, that could offer you know a person here and there - a talented person a comparable opportunity, or maybe something that is even more interesting to them, but I think it won't be easy to find a more exciting place to be and grow with than a $50 billion regional champion based in Texas and having the capabilities coast to coast that we're going to have.

But again, not in one - not in one single second am I going to tell you this is a lock. We're going to be working - as soon as I finish here, and as soon as David finishes here, we're all about being out with our people, communicating with them, (being sure) any questions they have, if we can't answer them today on day one, that we're very responsive and we're going to do everything we always have done and then some to be sure our talent is in fact excited about this feature together.

David Brooks:	(Jennifer), this is David (inaudible)...

(Jennifer Dunbar):	Thank you very much.

David Brooks:	.. .that would be that we understand disruption's really and disruption is an opportunity for other smaller banks to try to pick off and acquire great talent, and we understand that.

Keith and I are sober to that concern, we understand the risk, and as Keith said, as soon as we're off this call today, the hard - the beginning of the hard work and heavy lifting I referenced earlier will be to communicate as much as we - face to face and voice to voice with the key leaders across these two companies to talk to them and help them understand the opportunity here and we'll have plenty of time - we anticipate you know five, six months here to approval, and so we'll have plenty of time to do that, although we're - it's our first priority and we start today.

(Jennifer Dunbar):	Thanks so much.

Keith Cargill:	Thank you, (Jennifer).

David Brooks:	Thanks, (Jen).

Operator:	And we only have time for one more question. Our last question will come from the line of Peter Winter of Wedbush Securities.

Peter Winter:	Good morning.

Keith Cargill:	Good morning, Peter.

David Brooks:	Morning, Peter.

Peter Winter:	I was just wondering, can you talk about the biggest opportunities for revenue synergies? And then maybe just give a range of potential synergies (on the dollar terms)?

And I realize it's not part of the deal metrics, but just trying to get an idea for potential upside.

Keith Cargill:
Well I - this is Keith, and I'll speak to it, and then David may have something he'd want to add. But if you look at some of the businesses that we've each been growing and are really excited - especially excited about, Peter, we think combining these companies, it just gives us so much more capability to attract more clients, to get more brand recognition.

One example is our private wealth business. We've been able to organically grow a private wealth business, and really after rebuilding it 5 years ago, thanks to our leader, Alan Miller, and his team, we have found the special talent and ability to go be a true premier boutique private wealth company.

Well David, with his team in Colorado, had just a phenomenal private wealth capability. And if you look at putting these together, suddenly we're not each a billion something, we're approaching 3-plus billion. And so that is a really (high potential) opportunity as we each look at how we grow that business going forward.

Then as you look at some of our (CNI specialty industry) businesses, again, David's team is unbelievably talented, and they would like to have other capabilities and product capabilities to serve other corporations that have some more need than what he's been able to offer today.

And some of these areas that I'm alluding to include asset-based lending, energy banking; it includes things like our - some of our new corporate verticals that we are just putting together and launching, our technology banking team that we have just had success recruiting and getting those guys on the ground out of Austin. We'll be able to leverage this across our footprint and even coast to coast.

And again, the new (CNI) businesses that we are in the process of launching as part of our overall initiatives, not just the positive initiatives, each of these new (CNI) businesses should be virtually self-funding. Well that's the - that was the - kind of the new criteria as we've been looking at new (CNI) to further diversify our capabilities and also be sure we're looking at funding and the importance of getting the deposit piece right too.

So as we've had some of the leveraged lending bleed down, for the reasons I mentioned, to be the strongest balance sheet possible whenever we have the next downturn, we've been building up and creating some new businesses. Leveraged lending never created many deposits. This new technology banking team will create significant deposits, and maybe more than fully funded over time. And by the way, our technology banking team is going to finance only cash flow positive technology.

It's taken me years to find the right leader and team, because that's kind of an important criteria that David and I both buy into. So we think that this will be a great ability to offer, through our combined distribution networks, significantly more solutions for our clients.

David Brooks:
Yes, Peter, my only add to that is I mentioned earlier how strong our transition's been in Denver and the Colorado front-range. There's an incredible amount of - number of successful large, privately owned corporations there, and that, as you know, has been a sweet spot of what Texas Capital has done.

So we'll be able to roll that out across Colorado, some of the energy lending, that's a - that's a big energy market. We'd been looking for a lender or team there for a while, and I think the ability of the power of these two will allow us to do that.

We don't have a specific number at this point, Peter. As you mentioned, we don't have any revenue synergies in the bottle at this point, but we do believe they will happen and develop quickly, and I think we will be able to get more color on it too as this coming year rolls out and we talk about some of the new initiatives and strategies that the two companies have developed.

Keith Cargill:
And I want to emphasize too this small business market that we absolutely have loved since we've launched the company, it's been harder for us to serve in recent years as we've launched all these corporate verticals, and our team is going to be thrilled to be able to again reenergize our small business capabilities.

We have a great (SBA team, it's a coast to coast SBA) capability. Again, I think we're going to be able to leverage that as well.

Peter Winter:	That's great. Thanks. Congratulations on the deal.

Keith Cargill:	Thanks, Peter.

David Brooks:	Thanks a lot, Peter.

Operator:	And that was our final question.

Male:	(I think that)...

David Brooks:
Thank you. Appreciate everyone being on the call today. It's an exciting day for us here. We're, as I mentioned earlier, sober around the responsibility we have to make sure this is a very good integration and that we keep the talent and the customers that we have, and - while creating great shareholder value. I'm confident in that.

I'm confident in my ability with Keith's help and advice to lead forward on this company of superstars, 3,200 deep across approximately we think a hundred locations once we put it all together, and it's going to be an opportunity to build that premier Texas base superregional franchise and we're excited about the opportunity.

Keith Cargill:	I'll just add a quick note. I just sent a video out, or we're sending one out this morning that I did late here recently. I don't even remember which (night - the nights got to be run together).

But I want to - I want to emphasize to you, I close my video by reminding everyone I will continue to be their CEO for the next several months, and by golly, we would need to deliver the best performance and results we ever had - we've ever had so that we have the sails full of wind when this combination happens.

Thank you.

David Brooks:	Thank you so much for joining today.

Operator:	Thank you, ladies and gentlemen. This does conclude today's conference call. You may now disconnect.

END

Forward Looking Statements
This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of Independent Bank Group, Inc. (“IBTX”) and Texas Capital Bancshares, Inc. (“TCBI”). Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on IBTX’s and TCBI’s current expectations and assumptions regarding IBTX’s and TCBI’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect IBTX’s or TCBI’s future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between IBTX and TCBI, the outcome of any legal proceedings that may be instituted against IBTX or TCBI, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where IBTX and TCBI do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of IBTX and TCBI successfully, and the dilution caused by IBTX’s issuance of additional shares of its capital stock in connection with the transaction. Except to the extent required by applicable law or regulation, each of IBTX and TCBI disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding IBTX, TCBI and factors which could affect the forward-looking statements contained herein can be found in IBTX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and its other filings with the Securities and Exchange Commission (“SEC”), and in TCBI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and its other filings with the SEC.

Additional Information about the Merger and Where to Find It
In connection with the proposed merger, IBTX will file with the SEC a registration statement on Form S-4 to register the shares of IBTX’s capital stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of IBTX and TCBI seeking their approval of the proposed transaction.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT IBTX, TCBI AND THE PROPOSED TRANSACTION.
Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from IBTX at its website, www.ibtx.com, or from TCBI at its website, www.texascapitalbank.com. Documents filed with the SEC by IBTX will be available free of charge by accessing the Investor Relations page of IBTX’s website at www.ibtx.com or, alternatively, by directing a request by telephone or mail to Independent Bank Group, Inc., 7777 Henneman Way, McKinney, Texas 75070, (972) 562-9004, and documents filed with the SEC by TCBI will be available free of charge by accessing TCBI’s website at www.texascapitalbank.com under the tab “About Us,” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to Texas Capital Bancshares, Inc., 2000 McKinney Avenue, Suite 700, Dallas, Texas 75201, (214) 932-6600.
Participants in the Solicitation
IBTX, TCBI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IBTX and TCBI in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about IBTX, and its directors and executive officers, may be found in IBTX’s definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019, and other documents filed by IBTX with the SEC. Additional information about TCBI, and its directors and executive officers, may be found in TCBI’s definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 7, 2019, and other documents filed by TCBI with the SEC. These documents can be obtained free of charge from the sources described above.